[redacted]

04003463

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 53026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2003 (MM/DD/YY) AND ENDING December 31,2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MOLECULAR SECURITIES INC.

RECD S.E.C.
MAR 01 2004
535

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	**NY**	**10011**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEX LIPE **(212) 795-8100**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

750 THIRD AVENUE 9TH FLOOR NEW YORK NY **10017**
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **ALEX LIPE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MOLECULAR SECURITIES INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

JASON P. SEMMEL
NOTARY PUBLIC, State of New York
No. 02SE6067034
Qualified in New York County
Commission Expires Dec. 3, 2005

Alex Lipe

ALEX LIPE
PRESIDENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Molecular Securities Inc.
(Formerly Molecular Group Inc.)

Statement of Financial Condition

December 31, 2003

This report is filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Molecular Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Molecular Securities Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 11, 2004

Molecular Securities Inc.
(Formerly Molecular Group Inc.)

Statement of Financial Condition
December 31, 2003

ASSETS		
Cash (Note 5)	$	307,147
Accounts receivable		660,034
Furniture and equipment, less accumulated depreciation of $62,616 (Note 2)		55,411
Other assets (Note 6)		32,303
	$	1,054,895
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	56,883
Other liabilities		8,621
Deferred tax liability (Note 4)		37,093
		102,597
Stockholder's Equity:		
Common stock, par value of $.01, 100 shares authorized, issued and outstanding		1
Additional paid-in capital		494,571
Retained earnings		457,726
		952,298
	$	1,054,895

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Molecular Group Inc. (the "Company") was incorporated on June 19, 2000. On January 1, 2003 the assets of a subsidiary, Molecular Securities Inc., were merged into the Company. On the same date, the Company changed its name to Molecular Securities Inc. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M & A") transactions.

A summary of the Company's accounting policies is as follows:

Basis of accounting: The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Revenue recognition: The Company recognizes revenue as earned in accordance with the terms and conditions of engagement letters entered into with clients in connection with rendering financial advisory services with respect to M&A transactions.

Furniture and equipment: Depreciation of furniture and equipment is provided for by the straight-line method over the estimated useful life of the assets.

Income taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S-Corporation under Internal Revenue Code Section 1362 (a). Under these provisions the Company is not required to pay federal corporate income taxes, instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in New York City, therefore, these statements include a provision for local corporate income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities, and operating loss carryforwards that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting estimates: The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2003:

Furniture	$	19,192
Equipment		46,842
Automobile		51,993
		118,027
Less accumulated depreciation		(62,616)
	$	55,411

Note 3. Net Capital Requirements

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $241,643 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.27 to 1.

Note 4. Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred taxes be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company prepares its tax return on a cash-basis.

Note 5. Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. At December 31, 2003, deposits exceeded federally insured limits.

Note 6. Commitments and Contingencies

The Company has an office service agreement (the "Agreement") whereby it leases office space, administrative services and telephone equipment. This Agreement has a base monthly charge of $10,935. Either party, upon three months notification, may cancel the agreement. A security deposit, amounting to $26,350, has been paid to the owner of the facility. The deposit is included in other assets. In January 2004, the Company entered into an agreement to lease office space, expiring in 2009. This lease will require minimum annual base rental payments of approximately $319,000. The lease is expected to commence in July 2004, subject to the completion of construction in the new office space.